                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 9)(1)

                                   MIDAS INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   595626 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 2, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

         NOTE.  The  Schedules  filed in paper  format  shall  include  a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

(1) The  remainder  of this  cover  page  shall be  filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 or  otherwise  subject to the  liabilities  of that  section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 2 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               743,586 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               743,586 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     743,586 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 3 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               743,586 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               743,586 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     743,586 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 4 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF,OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               743,586 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               743,586 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     743,586 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 5 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               743,586 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               743,586 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     743,586 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 6 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               743,586 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               743,586 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     743,586 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 7 of 11 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  0 shares
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING        8      SHARED VOTING POWER
 PERSON WITH
                               743,586 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               743,586 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     743,586 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 8 of 11 Pages
------------------------                                  ----------------------

         The  following  constitutes  Amendment  No. 9  ("Amendment  No.  9") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 9, the Schedule 13D remains in full force and effect.

         Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

         As of  November 2, 2006,  each of the  Reporting  Persons  beneficially owned 743,586 shares of Common Stock.  The funds used to purchase such shares of
Common  Stock came from the working  capital and margin  borrowings  under usual terms  and  conditions  of MLF  Offshore.  Such  shares  of  Common  Stock  were accumulated  through  purchases made on the open market and contributions by its partners at an aggregate cost of  approximately  $5,873,500(including  brokerage commissions).

         Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5. Interests in Securities in the Issuer.

         (a) Each of the Reporting  Persons  beneficially owns 743,586 shares of
Common Stock or 4.8% of the shares of Common Stock  outstanding.  The  aggregate percentage of shares of Common Stock reported owned by each Reporting  Person is based upon 15,611,068  shares of Common Stock outstanding as of July 31, 2006(as disclosed  by the  Issuer's  Report for the period  ended July 1, 2006 and filed with the Securities and Exchange Commission on August 10, 2006).

         (b) Each of the Reporting Persons shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of 743,586 shares of Common Stock, or 4.8% of the shares of Common Stock outstanding.

         Item 5(c) is hereby amended to include the following:

         (c) Schedule A annexed hereto lists all  transactions  in the shares of
Common  Stock since the filing of  Amendment  No. 8 to the  Schedule  13D by the
Reporting Persons. All of such transactions were effected in the open market.

         Item 5(e) is hereby amended and restated to read as follows:

         (e) As of  November 2, 2006,  the  Reporting  Persons  ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

             [The remainder of this page was purposely left blank.]

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 9 of 11 Pages
------------------------                                  ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2006

                                            /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            MATTHEW L. FESHBACH

                                            MLF INVESTMENTS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                            By: MLF Cayman GP, Ltd.
                                                Title: General Partner

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

                                            MLF CAYMAN GP, LTD.

                                            By: MLF Capital Management, L.P.
                                                Sole shareholder

                                            By: MLF Holdings, LLC,
                                                General Partner

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 10 of 11 Pages
------------------------                                  ----------------------

                                            MLF CAPITAL MANAGEMENT, L.P.

                                                By: MLF Holdings, LLC
                                                    General Partner

                                                By: /s/ Matthew L. Feshbach
                                                    ----------------------------
                                                    Name: Matthew L. Feshbach
                                                    Title: Managing Member

                                            MLF HOLDINGS, LLC

                                            By: /s/ Matthew L. Feshbach
                                                --------------------------------
                                                Name: Matthew L. Feshbach
                                                Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 595626 10 2                 13D                    Page 11 of 11 Pages
------------------------                                  ----------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES SINCE THE FILING OF AMENDMENT NO. 8
                               TO THE SCHEDULE 13D

TRANSACTIONS BY MLF OFFSHORE PORTFOLIO COMPANY, L.P.

--------------------------------------------------------------------------------
Shares of Common Stock            Price Per Share ($)              Date of Sale
         Sold
--------------------------------------------------------------------------------
            300                        21.0267                       10/10/06
--------------------------------------------------------------------------------
         15,400                        21.1094                       10/12/06
--------------------------------------------------------------------------------
          6,200                        21.4935                       10/13/06
--------------------------------------------------------------------------------
          3,200                        21.4656                       10/16/06
--------------------------------------------------------------------------------
          2,100                        21.2776                       10/19/06
--------------------------------------------------------------------------------
          9,500                        21.3629                       10/20/06
--------------------------------------------------------------------------------
          1,700                        21.2665                       10/23/06
--------------------------------------------------------------------------------
          1,400                        21.1271                       10/24/06
--------------------------------------------------------------------------------
          1,900                        21.1200                       10/25/06
--------------------------------------------------------------------------------
          3,800                        21.1000                       10/30/06
--------------------------------------------------------------------------------
         39,600                        20.5084                       11/02/06
--------------------------------------------------------------------------------

MLF Investments, LLC - None

MLF Cayman GP, Ltd. - None

MLF Capital Management, L.P. - None

MLF Holdings, LLC - None

Matthew L. Feshbach - None